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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70410

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Grafine Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

654 Madison Ave, Suite 1201
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis Azary	(415)948-7994	dennis@grafine.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

290 W. Mt. Pleasant Ave, Su	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

11/2/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ________Elizabeth Weymouth________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Grafine Capital Partners LLC__, as of ___________December 31___________, 2_022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Elizabeth K. Weymouth

Title:

CEO

Acknowledgement Form

State of New York)

)ss.:

County of Westchester)

On the 31 day of March in the year 2023 before me, the undersigned notary public, personally appeared Elizabeth Weymouth personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

Carole Stoddard Notary Public

NYS Notary #01ST6147868
Exp. 10/13/26

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GRAFINE CAPITAL PARTNERS LLC

Financial Statements and Supplemental Information

Year ended December 31, 2022

(With Reports of Independent Registered Public Accounting Firm Thereon)

GRAFINE CAPITAL PARTNERS LLC

Table of Contents

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2022, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Grafine Capital Partners LLC's financial statements. The supplemental information is the responsibility of Grafine Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Uncertainty Regarding Impacts of Recent Disruptions in U.S. Banking System

As discussed in Note 7 to the financial statements, in March 2023, the shut-down of certain financial institutions raised economic concerns over disruptions in the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.



Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC's auditor since 2020.
Livingston, New Jersey
March 30, 2023

GRAFINE CAPITAL PARTNERS LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash and cash equivalents	$	2,167,291
Accounts receivable		2,262,058
Fixed assets		160,684
Prepaid expenses		30,710
Other assets		2,118
Investment, at fair value (cost: $1,960,000)		3,360,000
Total assets	$	7,982,861

Liabilities and Member's Capital

Accrued expenses	$	781,178
Total liabilities		781,178
Member's capital		7,201,683
Total liabilities and member's capital	$	7,982,861

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Statement of Operations

For the Year Ended December 31, 2022

Revenues:		
Placement fees	$	3,719,911
Other income		316,442
Total revenues		4,036,353
Expenses:		
Payroll expenses		2,935,130
Professional fees		559,159
Rent		116,894
Regulatory fees and other		36,022
Total expenses		3,647,205
Unrealized gain on investment		880,000
Net income	$	1,269,148

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Statement of Changes in Member's Capital

For the Year Ended December 31, 2022

	Member's Capital
Balance at January 1, 2022	$ 5,932,535
Net income	1,269,148
Balance at December 31, 2022	$ 7,201,683

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	1,269,148
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized gain on investment		(880,000)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(412,385)
Increase in other assets		(162,175)
Increase in prepaid expenses		(5,725)
Decrease in accrued expenses		130,048
Net cash used in operating activities		(61,089)
Cash and cash equivalents at beginning of year		2,228,380
Cash and cash equivalents at end of year	$	2,167,291

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements

December 31, 2022

1. Nature of Business and Ownership

Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its customers are located primarily throughout the United States.

Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and engages solely in Private Placements of Securities.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America ("US GAAP") and general practices in the broker-dealer industry.

Revenue from Contracts with Customers
Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

2. Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

Revenue from engagements consists solely of fees generated in connection with private placements. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction.

Placement fees are recognized at a point in time when the related transaction is completed.

Fees received prior to the completion of the transaction including retainer fees and advisory fees, if any, are deferred within advance billings on the statement of financial condition and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

Interest Received as Merchant Banking Revenues

The Company may receive interests in the form of equity ownership for various operational, structuring, strategic and fundraising services performed by the Company. The Company records these revenues at the point in time when the services for the transactions are completed under the terms of each agreement, typically when assets under management have reached an agreed upon amount. The securities received and related revenue are initially recorded at their estimated fair value at the time of transfer. The Company values such securities annually at the date of the statement of financial condition and recognizes the difference as an unrealized gain or loss until disposition.

Disaggregation of Revenue

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2022 by revenue stream.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal, state or local income tax provision is required in the Company's financial statements.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements (continued)

December 31, 2022

2. **Summary of Significant Accounting Policies (continued)**

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Costs of repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.
The Company provides for depreciation over three years.

Long-Lived Assets
Certain long-lived assets of the Company are reviewed at least annually to determine whether there are indications that their carrying value has been impaired, pursuant to guidance established by U.S. GAAP. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also revaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2022, management believes these assets to be fully recoverable and are not impaired.

Limited Liability
Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the US Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

The Allowance for Credit Losses
Effective May 1, 2020, the Company adopted ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified cash, cash equivalents and accounts receivable as impacted by the new guidance.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements (continued)

December 31, 2022

2. **Summary of Significant Accounting Policies (continued)**

The Allowance for Credit Losses (continued)
The allowance for credit losses under Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing an impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash, cash equivalents, fees and other receivables is not significant and, accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

Fair Value of Financial Instruments
The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes observable inputs used to measure fair value into three broad levels, which are described below:

> Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

> Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2022 are classified in the table below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Investment	$ -	$ -	$ 3,360,000	$ 3,360,000

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements (continued)

December 31, 2022

2. **Summary of Significant Accounting Policies (continued)**

   Subsequent Events
   The Company has performed an evaluation of events that have occurred after December 31, 2022, and through March 30, 2023, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022, except as disclosed in Note 7.

3. **Property and Equipment**

   Details of property and equipment as of December 31, 2022 are as follows:

Office furnishings and equipment	$168,758
Less: accumulated depreciation	(8,074)
Property and equipment, net	$160,684

   Depreciation expense was approximately $12,000 for the year ended December 31, 2022.

4. **Net Capital Requirements**

   The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $1,386,113 at December 31, 2022, which is $1,334,008 in excess of its net capital requirement of $52,105. The percentage of aggregate indebtedness to net capital was (56.36)% at December 31, 2022.

   The Company's business activities are limited to those of a CAB, and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

5. **Contingencies**

   Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements (continued)

December 31, 2022

6. Related Parties

The Company entered into a management and expense sharing agreement with Grafine Partners, LP which is the Company's parent company (the "Parent"). At December 31, 2022, expenses related to that agreement amounted to $3,423,532, which are included in the accompanying statement of operations. At December 31, 2022, the Company had an outstanding balance due to the Parent totalling $610,886 which is included in accrued expenses in the accompanying statement of financial condition.

Grafine Capital I, LP ("GC I") is a related private investment fund managed by Grafine Holdings GP LLC and Grafine Capital Holdings LLC who are under common ownership with the Company. GC I deploys capital directly or indirectly into differentiated investment opportunities associated with up to four separate industry investment teams ("Verticals"). The Verticals will be represented in each case by a commitment to an underlying portfolio entity. The Company has entered into agreements with the Verticals to provide operational, structuring, strategic and fundraising services.

During the year ended December 31, 2022, the placement fees earned from these Verticals amounted to $336,729, which are included in the accompanying statement of operations. At December 31, 2022, the Company had an outstanding balance due from the Vertical totalling $737,167 which is included in accounts receivable in the accompanying statement of financial condition.

In October 2020, pursuant to its engagement with a real estate focused Vertical ("Real Estate GP"), in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by the Real Estate GP. As a result of the discounted cash flow analysis, the Company determined the fair value of the carried interest at the time of grant to be $1,731,333. The Company valued the carried interest at approximately $3,360,000 as of December 31, 2022, which was derived from a discounted cash flow analysis resulting in the change in unrealized gain of $880,000 for the year ended December 31, 2022.

A distribution of $316,442 was paid and recorded as other income on the accompanying statement of operations for the year ended December 31, 2022. Future revenues, if any, will be recognized in the period in which distributions are declared by the Real Estate GP.

The Company has entered into a placement agent agreement with a related private investment vehicle (the "Related Vehicle") to act as a placement agent. An affiliated entity of the Related Vehicle has a minority interest share of the Parent. During the year ended December 31, 2022, $2,625,000 of placement fees were earned, and $1,148,438 is included in accounts receivable on the accompanying statement of financial condition at December 31, 2022.

7. **U.S. Banking System Disruption**

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. As disclosed in Note 2, as of December 31, 2022, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of approximately $1,900,000 of which all was held in financial institutions that the Company has identified market risks specific to the financial institution as of the date these financial statements are issued. In addition, as disclosed in Note 6, the Company has certain concentrations in credit risk that expose the Company to risk of loss if the counterparty is unable to perform as a result of future disruptions in the U.S. banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.

GRAFINE CAPITAL PARTNERS LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Net capital:		
Member's capital	$	7,201,683
Less: Deductions:		
Accounts receivable		(2,262,058)
Prepaid expenses and other assets		(193,512)
Investment, at fair value		(3,360,000)
Net capital		1,386,113
Computation of basic net capital requirement:		
The greater of $5,000 or 6.67% of Aggregate indebtedness		(52,105)
Excess net capital	$	1,334,008
Aggregate indebtedness, Total liabilities	$	(781,178)
Percentage of aggregate indebtedness to net capital		(56.36%)

There is no material difference between the above computations and that reported in the unaudited Form X-17 A-5 FOCUS Report filed on March 30, 2023.

See report of independent registered public accounting firm.

GRAFINE CAPITAL PARTNERS LLC

Computation for Determination of Reserve Requirements and Information Relating
the Possession or Control Requirements under Rule 15c3-3 of the Securities and
Exchange Commission

December 31, 2022

Statement of Exemption

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

See report of independent registered public accounting firm.

Citrin Cooperman & Company, LLP
Certified Public Accountants

290 W. Mt. Pleasant Ave, Suite 3310
Livingston, NJ 07039
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Management
Grafine Capital Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which Grafine Capital Partners LLC stated that Grafine Capital Partners LLC relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Grafine Capital Partners LLC limits it business activities to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB and Grafine Capital Partners LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout year ended December 31, 2021, without exception. Grafine Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grafine Capital Partners LLC's compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.



Citrin Cooperman & Company, LLP

Livingston, New Jersey
March 30, 2023

GRAFINE CAPITAL PARTNERS LLC

Exemption Report

Grafine Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.1 7a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception.

Grafine Capital Partners LLC

I, Elizabeth Weymouth, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _Elizabeth K Weymouth_

Title: Chief Executive Officer

March 30, 2023

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